FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

12 July 2023

STATEMENT ON THE BANK OF ENGLAND
2022 ANNUAL CYCLICAL SCENARIO STRESS TEST RESULTS

HSBC Holdings plc ('HSBC' or together with its subsidiaries, 'the Group' or 'HSBC Group') and HSBC UK Bank plc (together with its subsidiaries, 'HSBC UK') note the publication today of the Bank of England's 2022 Annual Cyclical Scenario Stress Test ('ACS') results.

The severe stress scenario used for the 2022 ACS is not a forecast. It is designed to test the resilience of the UK banking system to deep simultaneous recessions in the UK and global economies, large falls in asset prices and higher global interest rates, and a separate stress of misconduct costs.

HSBC Group

Under this stress scenario, the Bank of England's results indicate that the Group's common equity tier 1 ('CET1') capital ratio on an IFRS 9 transitional basisb would fall to a low point of 10.7%, above the Group's CET1 hurdle rate of 7.0%. On an IFRS 9 non-transitional basis, the Group's CET1 capital ratio is projected to reach a low point of 9.9%, which is above its IFRS 9 non-transitional CET1 hurdle rate of 6.2%.

HSBC UK

Under this stress scenario, the Bank of England's results indicate that HSBC UK's CET1 capital ratio on an IFRS 9 transitional basisb would fall to a low point of 10.1%, above its CET1 hurdle rate of 6.2%. On an IFRS 9 non-transitional basis, HSBC UK's CET1 capital ratio is projected to reach a low point of 8.9%, which is above its IFRS 9 non-transitional CET1 hurdle rate of 6.4%.

Both the Group and HSBC UK's results incorporate strategic management actions, which have been accepted by the Bank of England for the purposes of this exercise. In practice, under such adverse economic circumstances, the Group would consider a variety of management actions depending on the prevailing circumstances at the time.

The Group's intention, as evidenced by its past actions, is to maintain a conservative and prudent approach to capital management. Today's results demonstrate the Group and HSBC UK's continued capital strength under this severe downside scenario.

The Bank of England's 2022 ACS results are available to view in full at: www.bankofengland.co.uk/stress-testing

HSBC Group results

	Actual(30 June 2022)	Minimum stressed ratio (before strategic management actions)	Minimum stress ratio (after the impact of strategic management actions)	Hurdle rate	Actual (1Q23)
IFRS9 Transitional
Common equity tier 1 ratio(a)(b)	13.6%	9.0%(g)	10.7%	7.0%	14.7%
Tier 1 capital ratio(c)	16.1%	11.3%(g)	13.2%(g)		17.0%
Total capital ratio(d)	18.6%	13.6%(g)	15.8%(g)		19.8%
Memo: risk weighted assets (US$ bn)	852	958(g)	846(g)		854
Memo: CET1 (US$ bn)	116	86(g)	90(g)		126
Tier 1 leverage ratio(a)(e)	5.5%	4.3%(h)	5.0%	3.6%	5.8%
Memo: leverage exposure (US$ bn)	2,484	2,496(h)	2,259 (h)		2,486
IFRS9 non-transitional
Common equity tier 1 ratio(f)	13.6%	8.3%	9.9%	6.2%	14.7%
Tier 1 leverage ratio(e)(f)	5.5%	4.1%	4.7%	3.3%	5.8%

Source: HSBC accounts and STDF data submissions, Bank of England analysis and calculations

HSBC UK results
	Actual(30 June 2022)	Minimum stressed ratio (before strategic management actions)	Minimum stress ratio (after the impact of strategic management actions)	Hurdle rate	Actual (1Q23)
IFRS9 Transitional
Common equity tier 1 ratio(a)(b)	13.7%	9.9%(g)	10.1%	6.2%	14.3%
Tier 1 capital ratio(c)	16.2%	11.7%(g)	11.9%(g)		16.6%
Total capital ratio(d)	19.6%	14.7%(g)	14.9%(g)		19.6%
Memo: risk weighted assets (£ bn)	90	124(g)	122(g)		100
Memo: CET1 (£ bn)	12	12(g)	12(g)		14
Tier 1 leverage ratio(a)(e)	5.8%	5.3%(h)	5.4%	3.3%	6.3%
Memo: leverage exposure (£ bn)	253	253(h)	249(h)		262
IFRS9 non-transitional
Common equity tier 1 ratio(f)	13.7%	8.7%	8.9%	6.4%	14.3%
Tier 1 leverage ratio(e)(f)	5.8%	4.8%	4.9%	3.3%	6.3%

Source: HSBC UK accounts and STDF data submissions, Bank of England analysis and calculations

Notes

a)     The low points for the common equity Tier 1 (CET1) ratio and leverage ratio shown in the table do not necessarily occur in the same year of the stress scenario and correspond to the year where the minimum stressed ratio is calculated after strategic management actions. There is no conversion of banks' AT1 instruments in the stress.

b)     The CET1 capital ratio is defined as CET1 capital expressed as a percentage of the total risk exposure amount (risk-weighted assets or RWAs), where CET1 capital and RWAs are determined in accordance with the CRR.

c)     The Tier 1 capital ratio is defined as Tier 1 capital expressed as a percentage of RWAs, where Tier 1 capital is defined as the sum of CET1 capital and additional Tier 1 capital determined in accordance with the CRR.

d)     The Total capital ratio is defined as total capital expressed as a percentage of RWAs, where total capital is defined as the sum of Tier 1 capital and Tier 2 capital determined in accordance with the CRR.

e)     The Tier 1 leverage ratio is Tier 1 capital expressed as a percentage of the leverage exposure measure, as defined in Article 429(2) of the Leverage Ratio (CRR) part of the PRA Rulebook. If a firm does not have sufficient CET1 capital to meet 75% of the leverage ratio minimum requirement and 100% of its leverage ratio buffers (as required by PRA rules), additional Tier 1 capital has been capped at 25% of the leverage ratio minimum requirement for the purpose of calculating the Tier 1 leverage ratio.

f)      The low point year for the non-transitional IFRS 9 may differ to the low point year on a transitional IFRS 9 basis.

g)     Corresponds to the same year as the minimum CET1 ratio over the stress scenario after strategic management actions.

h)     Corresponds to the same year as the minimum leverage ratio over the stress scenario after strategic management actions.

Investor enquiries to:

Richard O'Connor (London)	+44 (0) 20 7991 6590	richard.j.oconnor@hsbc.com
Yafei Tian (Hong Kong)	+852 2899 8909	yafei.tian@hsbc.com.hk

Media enquiries to:

Press Office	+44 (0) 20 7991 8096	pressoffice@hsbc.com

Notes to editors:

1. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from offices in 62 countries and territories. With total assets of US$2,990bn at 31 March 2023, the HSBC Group is one of the world's largest banking and financial services organisations.

2. HSBC UK
HSBC UK serves over 14.75 million customers across the UK, supported by 24,000 colleagues. HSBC UK offers a complete range of retail banking and wealth management to personal and private banking customers, as well as commercial banking for small to medium businesses and large corporates. HSBC UK is a wholly owned subsidiary of HSBC Holdings plc.

Forward-looking statements
This announcement contains certain forward-looking statements with respect to the financial condition, results of operations, capital position, strategy and business of HSBC and its consolidated subsidiaries (together, the 'Group') which can be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "anticipate", "project", "plan", "estimate", "seek", "intend", "target", "believe", "potential" and "reasonably possible" or the negatives thereof or other variations thereon or comparable terminology (together, "forward-looking statements"), including any financial, investment and capital targets described herein. Any such forward-looking statements are not a reliable indicator of future performance, as they may involve significant stated or implied assumptions and subjective judgements which may or may not prove to be correct. There can be no assurance that any of the matters set out in forward-looking statements are attainable, will actually occur or will be realised or are complete or accurate. The assumptions and judgments may prove to be incorrect and involve known and unknown risks, uncertainties, contingencies and other important factors, many of which are outside the control of the Group.

Actual achievements, results, performance or other future events or conditions may differ materially from those stated, implied and/or reflected in any forward-looking statements due to a variety of risks, uncertainties and other factors (including without limitation those which are referable to general market or economic conditions, regulatory changes, increased volatility in the financial services and banking sector, geopolitical tensions such as the Russia-Ukraine war, the impact of the Covid-19 pandemic or as a result of data limitations and changes in applicable methodologies in relation to ESG related matters). Any such forward-looking statements are based on the beliefs, expectations and opinions of the Group at the date the statements are made, and the Group does not assume, and hereby disclaims, any obligation or duty to update, revise or supplement them if circumstances or management's beliefs, expectations or opinions should change. For these reasons, recipients should not place reliance on, and are cautioned about relying on, any forward-looking statements. No representations or warranties, expressed or implied, are given by or on behalf of the Group as to the achievement or reasonableness of any projections, estimates, forecasts, targets, commitments, ambitions, prospects or returns contained herein.

Additional detailed information concerning important factors that could cause actual results to differ materially from this announcement is available in our Annual Report and Accounts for the fiscal year ended 31 December 2022 filed with the Securities and Exchange Commission (the "SEC") on Form 20-F on 22 February 2023 (the "2022 Form 20-F") and our 1Q 2023 Earnings Release furnished with the SEC on Form 6-K on 2 May 2023 (the "1Q 2023 Earnings Release").

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 12 July 2023